FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑                     Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date 7 February 2008	By	/s/ J Nicholls
		Name:	J Nicholls
		Title:	Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
6 February 2008

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London
Announcement
Company announces acquisition of equity stake in Ketel One vodka.
(06 February 2008)

Company	Diageo PLC
TIDM	DGE
Headline	Equity Stake
Released	07:01 06-Feb-08
Number	3822N
Diageo and Nolet to form a 50/50 company for super-premium Ketel One vodka
Diageo to pay $900 million for its equity stake
London and Schiedam, The Netherlands (5 February 2008) — Diageo, the world’s leading premium drinks business, and the Nolet family have agreed to form a new 50/50 company, which will own the perpetual exclusive global rights to sell, market and distribute the successful super-premium Ketel One vodka.
Diageo has agreed to pay US$900 million for its 50% equity interest in the newly formed company, which will be based in the Netherlands with the Nolet family owning the other 50%. Due to its rights under the agreements Diageo will fully consolidate the financial results of the new company accounting for the Nolet holding as a minority interest. Profits from the sales, marketing and distribution operations will be shared broadly equally.
The Nolet family will continue to own the brand rights for Ketel One and Diageo will become the exclusive distributor of the brand globally.
Ownership of the Nolet distillery in Schiedam in Holland, where they have been distilling since 1691 and where Ketel One vodka is manufactured will remain with the Nolet family. The distillery will supply Ketel One vodka exclusively and perpetually to the new company at an agreed rate of return.
Currently, Ketel One vodka has an annual volume of 1.9 million cases. It is primarily a North American brand in the super-premium vodka segment and will complement Diageo’s premium Smirnoff and its ultra-premium Cîroc brands. Similarly outside the United States Ketel One will expand Diageo’s brand range in vodka. The Nolet family and Diageo believe that this new relationship will accelerate the growth of the brand in the USA and elsewhere in the world.

The transaction is expected to close by 31 March 2008, subject to the required regulatory approvals and other conditions. Diageo expects that the transaction will be EPS neutral in the first full financial year after closing and will be economic profit positive in year five using a weighted average cost of capital of 9%.
Both the Nolet family and Diageo consider this alliance to be perpetual. However, should either party ever decide to sell its stake in the company, the other party will have the right to purchase it at a price to be agreed. The Nolet family has an additional right to put its stake in the company to Diageo in the 4th or 5th year after closing for $900 million plus interest. If Diageo buys the Nolet family stake, full ownership of the brand will transfer to Diageo. Diageo can choose not to buy in exchange for a $100 million payment. The family may then pursue a sale to a third party.
Commenting today, Paul Walsh, Chief Executive, Diageo, said:
‘This transaction is strategically important for Diageo, giving us an interest in an outstanding high quality brand and fantastic potential for global growth in the super-premium vodka segment.
The new company represents a unique alliance in our industry.
‘Diageo brings superior marketing and distribution expertise, together with a track record of outstanding brand stewardship and the Nolet family brings a truly great brand, based on a high quality distillation operation and invaluable knowledge and heritage gained from over 300 years of tradition.
‘We feel particularly honoured that the family have chosen Diageo as their partner in taking Ketel One vodka forward to the next stage of its development. We look forward to working with the Nolet family and their team.’
Commenting on the transaction, Carel Nolet Sr, said:
‘We are proud to be partners with Diageo, the world’s leading premium drinks company, and look forward to working together with this team of highly talented people.

The partnership between Nolet and Diageo will combine our brand building and entrepreneurial skills with the unrivalled brand management, marketing and distribution expertise of Diageo to fully develop the potential of Ketel One vodka in the USA and globally.’
UBS Investment Bank acted as financial adviser and Sullivan & Cromwell LLP and Morgan Lewis & Bockius LLP acted as legal advisers to Diageo in this transaction.
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For further information

For Diageo Investor Relations
Catherine James	Kelly Padgett
+44 (0)20 7927 5272	+1 202 715 1110
catherine.james@diageo.com	kelly.Padgett@diageo.com

For Diageo Media Relations
Stephen Doherty	Jennifer Crowl
+44 (0)20 7927 5528	+44 (0)20 8978 8647
stephen.doherty@diageo.com	jennifer.crowl@diageo.com

Isabelle Thomas	Gary Galanis
+44 (0)20 7927 5967	+1 (203) 229 4643
isabelle.Thomas@diageo.com	gary.galanis@diageo.com

For Nolet in The Netherlands	For Nolet in the US
D. Istha	Jennifer Vides Blake, Weber Shandwick
Huijskens & Istha	+1 (818) 612 5217
+31 20 685 5955	jblake@webershandwick.com

For Nolet in London
Terry Garrett, Weber Shandwick	Heather Wilson, Weber Shandwick
+44 (0)20 7067 0717	+1 (310) 722 0198
tgarrett@webershandwick.com	hwilson@webershandwick.com
Notes to Editor
About Diageo
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com
About the Nolet Distillery and the Nolet family

Since 1691 the Nolet family, through the Nolet distillery and other group companies manages the production, distribution, sales and marketing of a range of super premium spirit brands including Ketel 1 Jenever and Ketel One vodka.
The business has its origin in Schiedam, the Netherlands from where it still operates its distillery. The group focuses on personal relationships with distributors, bartenders and its consumers that are essential for the success of the company and its products. In 2007 the company produced ca two million cases per year with a turnover of around Euro 165 million. The Nolet family is actively involved with the group under the leadership of 10th generation Carel Nolet Sr and his son Bob Nolet, both based in Schiedam and his other son, Carl Nolet Jr, based in California, USA. The group employs around 180 people.
Cautionary statement concerning forward-looking statements
This announcement contains “forward looking statements” within the meaning of ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to and outlook for these items. In particular, all statements that express forecasts, expectations and projections with respect to and outlook for future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo’s strategic transactions, are forward-looking statements. Forecasts, expectations and projections with respect to future financial performance on an earnings per share and economic profit basis are based on a range of assumptions, including assumptions with respect to current exchange rate forecasts, the effective corporate tax rate, trading conditions for Diageo and in markets generally, the success of integration of any joint ventures or acquired businesses, competition in and growth of premium drinks markets and assumed GNP growth in the United States. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.
These factors include, but are not limited to: increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential; the effects of future business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings; Diageo’s ability to complete existing or future acquisitions and disposals; legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in tax law (including tax rates) or accounting standards, changes in taxation requirements, such as the impact of excise tax increases with respect to the business, and changes in environmental laws, health regulations and the laws governing pensions; developments in litigation or any similar proceedings directed at the drinks and spirits industry; developments in the Colombian litigation and any similar proceedings; changes in consumer preferences and tastes, demographic trends or perception about health related issues; changes in the cost of raw materials and labour costs; changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending; levels of marketing spend, promotional and innovation expenditure by Diageo and its competitors; renewal of distribution or licence manufacturing rights on favourable terms when they expire; termination of existing distribution or licence manufacturing rights on agency brands; technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations, which may affect Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.
All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘risk factors’ contained in the Annual Report on Form 20-F for the year ended 30 June 2007 filed with the United States Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever situated, should take note of these disclosures.
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END